Exhibit 99.1

News Release

NAVIOS MARITIME PARTNERS L.P.

ANNOUNCES  DELIVERY OF

TWO DRY BULK VESSELS;

EXPANDS OPERATIONAL FLEET TO EIGHT VESSELS

PIRAEUS, GREECE, April 2, 2008 - Navios Maritime Partners L.P. ("Navios Partners") (NYSE: "NMM"), an owner and operator of dry-bulk carriers, announced today that it is taking delivery of two vessels.

Ms. Angeliki Frangou, Navios Partners' Chairman and CEO stated: “These two vessels increase our operational fleet to eight vessels and increase our cash flow for the year consistent with our original projections. In addition, by exercising the purchase option on the Navios Fantastiks we captured significant equity value and enhanced our financial flexibility.”

In March 2008, Navios Partners took delivery of the “Navios Aldebaran”, a newbuilding Panamax vessel of 76,500 dwt. The “Navios Aldebaran” came into the fleet under a long-term charter-in agreement with a purchase option exercisable in 2013. Navios Partners has chartered-out the vessel for a period of five years at a net daily charter-out rate of US$ 28,391.

It is anticipated that, Navios Partners will take ownership in April 2008 of the “Navios Fantastiks”, a 2005-built Capesize vessel of 180,265 dwt. This vessel is already part of NMM’s operational fleet and in October 2007 Navios Partners exercised its purchase option at a price of $ 34.2 million. The current market value of the vessel is estimated at approximately $150.0 million.

Following these two deliveries, Navios Partners will operate a fleet of eight drybulk carriers comprised of one owned Capesize, five owned Panamax vessels and two Panamax chartered-in vessels. This fleet has a total carrying capacity of 702,600 dwt and with an average age of approximately 5.7 years (based on dwt), which is significantly younger than the current industry average.

Navios Partners' vessels are chartered out to a group of strong counterparties under long-term time charters with an average remaining term of approximately 5.2 years. Navios Partners has currently contracted 100% of its fleet available days on a charter-out basis for 2008, 2009 and 2010 and 78% for 2011.

ABOUT NAVIOS MARITIME PARTNERS L.P.

Navios Maritime Partners L.P.,(NYSE: NMM), an owner and operator of drybulk carriers, was formed by Navios Maritime Holdings Inc. (NYSE: NM), a large, global, vertically integrated seaborne shipping and logistics company, with over 50 years of operating history in the drybulk shipping industry. Navios Partners operates a fleet of eight drybulk carriers comprised of one owned Capesize vessel, five owned Panamax vessels and two chartered-in Panamax vessels. The fleet has a total carrying capacity of 702,600 dwt and with an average age of approximately 5.7 years (based on dwt), which is significantly younger than the current industry average. Navios Partners expects to take delivery of one newbuilding Capesize in June 2009 and has the option to acquire the capital stock of the subsidiary that will own a newbuilding Capesize vessel scheduled for delivery in October 2009. For more information, please visit our website www.navios-mlp.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners' growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners' filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners' expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts
Public & Investor Relations Contact:

Navios Maritime Partners L.P.

Investor Relations

Nicolas Bornozis

Capital Link, Inc.

Tel. (212) 661-7566

E-mail: naviospartners@capitallink.com